

Mail Stop 3030

September 20, 2016

Via E-mail
Michael P. Oliver
President and Chief Executive Officer
SpectraScience, Inc.
11568 Sorrento Valley Rd., Suite 11
San Diego, California 92121

Re: SpectraScience, Inc.
Amendment No. 1 to Preliminary Information Statement
on Schedule 14C
Filed September 13, 2016
File No. 000-13092

Dear Mr. Oliver:

We have limited our review of your revised preliminary information statement to those issues we have addressed in our comments.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 4

1. Please tell us which of your filings includes a complete copy of your articles of incorporation as amended to date, including the August 25, 2014 amendment mentioned in your Form 8-K filed September 13, 2016. See Regulation S-K Item 601(b)(3). Also tell us which filing includes as an exhibit the certificate of designation of your Series AA Super Voting Preferred stock. Confirm our understanding that the certificate of designation reflects the amount of par value that – according to the Form 8-K – your affiliates paid for the preferred stock.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Otto Sorensen, Esq.